SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION

UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number 0-53698

Rejuvel Bio-Sciences, Inc.

---------------------------

(Exact name of registrant as specified in its charter)

Florida	0-53698	27-1116025
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification Number)

15800 Pines Blvd., Suite 3116

Pembroke Pines, FL 33027

(800) 670-0448

(Current Address of Principal Executive Offices)

Common Stock, $0.001 par value per share

(Title of each class of securities covered by this Form)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)

            [X]

Rule 12g-4(a)(2)

[  ]

Rule 12h-3(b)(1)(i)

[X]

Rule 12h-3(b)(1)(ii)

[  ]

Rule 15d-6

[  ]

Approximate number of holders of record as of the certification or notice date:

Common Stock: One Hundred Sixty (160)

Pursuant to the requirements of the Securities Exchange Act of 1934, Rejuvel Bio-Sciences, Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: October 11, 2017 Rejuvel Bio-Sciences, Inc By: /s/ Charles J. Scimeca. Name: Charles J. Scimeca Title: President